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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                       Commission File Number 0-10849

(Check One)


     Form 10-K and Form 10-KSB          X  Form 11-K
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     Form 20-F            Form 10-Q and Form 10-QSB             Form N-SAR
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        For Period ended
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     Transition Report on Form 10-K and Form 10-KSB
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     Transition Report on Form 20-F
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     Transition Report on Form 11-K
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     Transition Report on Form 10-Q and Form 10-QSB
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     Transition Report on Form N-SAR
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        For the transition period ended
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        Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Southside Bancshares Corp.
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Former name is applicable
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Address of principal executive office (Street and Number)  3606 Gravois Avenue
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City, State and Zip Code St. Louis, Missouri 63116
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                                   PART II
                           RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

        X   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

       ___ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-K KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       ___ (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        Southside Bancshares Corp. (the" Registrant") selected a different accounting firm to perform the audit of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401K Provisions (the "Plan") for the year ended December 31, 1996. The change in accountants was made to facilitate the timely completion of various audits, and the Registrant did not have any disagreements or unresolved issues with the predecessor accountant. Due to the transition between the current and predecessor auditor for the Plan, the filing could not be made within the prescribed time period without unreasonable effort or expense. It is anticipated that the filing will be made by Thursday, July 3, 1997.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Joseph W. Pope               (314)              776-7000
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        (Name)                    (Area Code)           (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            Yes       X  No
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The Registrant has filed one late report during the past twelve months, the
Form 11-K for the year ended December 31, 1995. A notification of late filing was made on form 12b-25 with respect to this filing on June 28, 1996.

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            Yes       X  No
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        If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Southside Bancshares Corp.
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                (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 30, 1997                      By /s/ Joseph W. Pope
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                                           Joseph W. Pope
                                           Senior Vice President
                                           Chief Financial Officer













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